Exhibit 99.18

ZenaTech Developing Proprietary Quantum Computing Hardware Platform for Defense, Infrastructure and Drone Fleet Projects

Vancouver, British Columbia, (September 30, 2025) — ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) ("ZenaTech"), a business technology solution provider specializing in AI (Artificial Intelligence) drones, Drone as a Service (DaaS), Enterprise SaaS, and Quantum Computing solutions, today announces that it is building a proprietary quantum computing hardware platform to power ZenaDrone’s AI drones for real time immense data applications and predictions. The platform will be applied to defense projects and a variety of commercial sectors. Designed with an initial capacity of up to five qubits, the prototype will serve as a foundation for future applications and a testbed for the developing and scaling of future systems integrating directly with the company’s advanced AI drones.

Quantum computing has the potential to transform defense by rapidly processing massive volumes of sensor and surveillance data. From threat detection to mission planning, quantum-powered drone systems can deliver insights and intelligence at speeds classical computer systems cannot match. ZenaTech is applying this capability to its drone platforms currently under development to support the Department of War and NATO partner countries with faster intelligence, improved situational awareness, and enhanced mission readiness for inspection, surveillance, and reconnaissance applications.

“Across both commercial and defense applications, customers increasingly expect AI-powered drones and fleets to deliver unprecedented speed, accuracy, and predictive insights from massive data sets. Quantum computing will be the catalyst that elevates those capabilities to an entirely new standard,” said Shaun Passley, Ph.D., ZenaTech CEO. “By developing our own proprietary quantum computing hardware, we reduce reliance on third-party providers and gain greater autonomy over our innovation roadmap. Most importantly, this strategic move positions us to create enduring long-term value while being a leader in the global race to shape the future of defense and critical infrastructure technologies.”

By introducing quantum computing into these and other drone-based commercial applications for infrastructure inspection, energy and utility maintenance, and survey use cases, the company hopes to enable greater project speed, precision, and more advanced modeling capabilities, delivering measurable benefits to infrastructure development for customers worldwide.

In addition to defense and infrastructure, ZenaTech is advancing two dedicated quantum R&D initiatives: Sky Traffic and Clear Skies. These projects explore how quantum computing and drone fleets can optimize weather forecasting, environmental monitoring, and traffic management—critical areas that demand predictive accuracy and real-time modeling outside the limits of conventional computing.

Quantum computing is an emergent field of innovative computer science harnessing the unique qualities of quantum mechanics to solve problems beyond the ability of even the most powerful classical computers of today, to process massively complicated mathematical problems and data at orders of magnitude faster speeds. Quantum computers can analyze vast and complex drone data much faster and more accurately, improving weather predictions and enhancing the ability to forecast extreme events.

About ZenaTech

ZenaTech (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology solutions company specializing in AI drone, Drone as a Service (DaaS), enterprise SaaS and Quantum Computing for mission-critical business and government applications. Since 2017, the Company has leveraged its software development expertise and grown its drone design and manufacturing capabilities through ZenaDrone, to innovate and improve customer inspection, monitoring, safety, security, compliance, and surveying processes. With enterprise software customers using branded solutions in law enforcement, government, business and industrial sectors, and drones being implemented in these plus agriculture, defense, land survey, and logistics sectors, ZenaTech’s portfolio of solutions helps drive exceptional operational efficiencies, precision, and cost savings. The Company operates through global offices in North America, Europe, Taiwan, and UAE, and is growing its US DaaS business and network of locations through acquisitions.

About ZenaDrone

ZenaDrone, a wholly owned subsidiary of ZenaTech, develops and manufactures drone solutions for business and government, that can incorporate machine learning software, AI, predictive modeling, Quantum Computing, and other software and hardware innovations. Created to revolutionize the hemp farming sector, its specialization has grown to multifunctional AI drone solutions for industrial surveillance, monitoring, inspection, process automation, and defense applications. Currently, the ZenaDrone 1000 drone is used for crop management applications in agriculture and critical field cargo applications in the defense sector, the IQ Nano indoor drone is used for inventory management and security in the warehouse and logistics sectors, and the IQ Square is an outdoor drone designed for land surveys and inspections use in commercial and defense sectors.

Contacts for more information:

Company, Investors, and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000 and IQ Nano; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech.